UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Charles Schwab Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

808513105

(CUSIP Number)

Norie C. Campbell, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(856) 751-2721

Copy to:

Lee Meyerson, Esq.

Ravi Purushotham, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808513105	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Toronto-Dominion Bank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,604,934
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 177,604,934
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,604,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.87% (1)
14	TYPE OF REPORTING PERSON BK

(1)	Based on 1,798,539,740 shares of Common Stock outstanding as of October 6, 2020, based on information provided by the Issuer.

CUSIP No. 808513105	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TD Group US Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,448,580
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 177,448,580
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,448,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.87% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 1,798,539,740 shares of Common Stock outstanding as of October 6, 2020, based on information provided by the Issuer.

CUSIP No. 808513105	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TD Luxembourg International Holdings SARL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,448,580
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 177,448,580
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,448,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.87% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 1,798,539,740 shares of Common Stock outstanding as of October 6, 2020, based on information provided by the Issuer.

CUSIP No. 808513105	SCHEDULE 13D	Page 5 of 10

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of The Charles Schwab Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is The Charles Schwab Corporation, 211 Main Street, San Francisco, California 94105.

Item 2.	Identity and Background.

This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), TD Group US Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD (“TD GUS”), and TD Luxembourg International Holdings SARL., a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of TD GUS (“TD LIH” and, together with TD and TD GUS, the “TD Entities” or the “Reporting Persons”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2, the principal executive office of TD GUS is located at 251 Little Falls Drive, Wellington, Delaware 19808 and the principal executive office of TD LIH is located at 8-10 Avenue de la Gare, Luxembourg, Grand-Duchy of Luxembourg L-1610.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of TD and TD LIH and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 6, 2020 (the “Effective Date”), the Issuer and TD Ameritrade Holding Corporation, a Delaware corporation (“TD Ameritrade”), consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of November 24, 2019 (as amended, the “Merger Agreement”), by and among the Issuer, TD Ameritrade and Americano Acquisition Corp., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which Merger Sub merged with and into TD Ameritrade, with TD Ameritrade surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”).

As a result of the Merger, each share of TD Ameritrade common stock, par value $0.01 per share (the “TD Ameritrade Common Stock”), issued and outstanding immediately prior to the effective time of the Merger, but not including certain shares of TD Ameritrade Common Stock as set forth in the Merger Agreement, was converted into the right to receive 1.0837 shares of common stock of the Issuer in accordance with the Merger Agreement, except that in accordance with the Merger Agreement, TD and its affiliates (including TD GUS and TD LIH) received 178,104,934 shares of Common Stock and 77,007,055 shares of non-voting common stock, par value $0.01 of the Issuer (“Nonvoting Common Stock” and together with the Common Stock, the “Common Shares”). Subsequent to closing of the Merger, TD LIH converted 500,000 shares of Common Stock into 500,000 shares of Nonvoting Common Stock to accommodate ordinary course securities trading by TD and its affiliates. After completion of the conversion described above, TD and its affiliates may be deemed to have beneficially owned 177,604,934 shares of Common Stock and 77,507,055 shares of Nonvoting Common Stock. TD LIH may, from time to time, convert additional shares of Common Stock into Nonvoting Common Stock to accommodate such ordinary course trading.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review from time to time the investment in the Issuer and the Issuer’s business affairs, financial position and capital requirements. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may consider from time to time alternative courses of action as permitted by the Stockholder Agreement (as defined below). Subject to the terms of the Stockholder Agreement, such actions may include sales of Common Shares or other securities of the Issuer through sales plans, in open market transactions, privately negotiated transactions, through a public offering or otherwise, or the acquisition of additional Common Shares or other securities of the Issuer directly from the Issuer, through open market purchases, in privately negotiated transactions or otherwise, including the disposition or acquisition of Common Shares or other securities of the Issuer in connection with TD’s banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts. Subject to the terms of the Stockholder Agreement, the Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors (the “Board”), other stockholders of the Issuer and other interested parties.

Effective upon the consummation of the Merger, Bharat Masrani, CEO and director of TD Bank, and Brian Levitt, Chair of the board of directors of TD Bank were appointed to the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of October 6, 2020, the Reporting Persons may be deemed to have beneficially owned an aggregate of 177,604,934 shares of Common Stock, representing approximately 9.87% of the outstanding shares of Common Stock (based on the 1,798,539,740 number of shares of Common Stock outstanding as of the Effective Date), as provided by the Issuer.

As of October 6, 2020, TD LIH was the record and beneficial owner of 177,448,580 shares of Common Stock. TD GUS, as the sole owner of TD LIH, and TD, as the sole owner of TD GUS, may be deemed to be the beneficial owners of the shares of Common Stock held by TD LIH.

The 177,604,934 shares of Common Stock reported herein as beneficially owned by TD include 156,354 shares of Common Stock that may be deemed to be beneficially owned directly by TD or indirectly by TD through subsidiaries in connection with TD’s banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts.

Except for Mr. Levitt, Ms. Maidment, Ms. Miller, Mr. B. Ferguson, and Ms. Goggins as of October 6, 2020, none of the individuals listed on Schedule I beneficially owned any shares of Common Stock. As of October 6, 2020, Mr. Levitt beneficially owned 21,846 shares of Common Stock, Ms. Maidment beneficially owned 83,158 shares of Common Stock, Ms. Miller beneficially owned 16,466 shares of Common Stock, Mr. B. Ferguson beneficially owned 9,759 shares of Common Stock, and Ms. Goggins beneficially owned 1,010 shares of Common Stock. Each of Mr. Levitt, Ms. Maidment, and Ms. Miller acquired such securities pursuant to the terms of the Merger Agreement while Mr. B. Ferguson and Ms. Goggins held their respective securities prior to the Merger and continue to hold such securities following the Merger.

The shares of Common Stock reported as beneficially owned herein excludes the 77,507,055 shares of the Issuer’s Nonvoting Common Stock held by TD LIH.

(c) Except as otherwise described in this Statement and the transactions described in Schedule II attached hereto, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I to the Statement, has engaged in any transaction in shares of Common Stock in the 60 days preceding October 6, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Stockholder Agreement

Concurrently with the execution and delivery of the Merger Agreement, TD entered into a stockholder agreement (as it may be amended or otherwise modified from time to time, the “Stockholder Agreement”) with the Issuer, which agreement became effective as of the Effective Date. The Stockholder Agreement sets out, among other things, transfer restrictions, ownership limitations, standstill restrictions, Board designation rights and voting agreements.

Transfer Restrictions

Subject to certain exceptions set forth in the Stockholder Agreement, TD and its affiliates will not transfer Company Securities (as defined in the Stockholder Agreement), including the Common Shares, for a period of eight months following the Effective Date. Following such eight-month lock-up period, TD is not permitted to sell the Company Securities except as set forth in the Stockholder Agreement, including:

•

pursuant to a distribution to the public, registered under the Securities Act of 1933 (the “Securities Act”), in which TD uses (or instructs any managing underwriter in such offering to use) its reasonable best efforts (1) to effect as wide a distribution of such Company Securities as is reasonably practicable, and (2) to not knowingly, after reasonable inquiry, sell any Company Securities to any person other than any person who (x) is described in Rule 13d-1(b)(1) under the Exchange Act and is eligible to report the holdings of Voting Securities (as defined in the Stockholder Agreement) on Schedule 13G (a “Passive Holder”) and who, after consummation of such offering, would beneficially own, in the aggregate, less than 10% of the Total Voting Power (as defined in the Stockholder Agreement) or (y) is not a Passive Holder but after consummation of such offering would have beneficial ownership of Voting Securities representing, in the aggregate, less than 2.5% of the Total Voting Power;

•	pursuant to the restrictions of Rule 144 under the Securities Act applicable to sales of securities by affiliates of an issuer;

•

to any person (other than a Passive Holder) who, after consummation of such transfer, would have beneficial ownership of Voting Securities representing, in the aggregate, less than 2.5% of the Total Voting Power; or

•	to any Passive Holder who, after consummation of such transfer, would have beneficial ownership of Voting Securities representing, in the aggregate, less than 10% of the Total Voting Power.

Ownership Restrictions

TD and its affiliates will not take any actions that result in TD owning Voting Securities (as defined in the Stockholder Agreement) representing more than 9.9% of the total Voting Securities of the Issuer (the “Voting Limitation Percentage”). If TD becomes aware that TD owns Voting Securities in excess of the Voting Limitation Percentage, then TD and the Issuer will as promptly as practicable effect an exchange where each share of Common Stock in excess of the Voting Limitation Percentage is exchanged for one share of Nonvoting Common Stock. Furthermore, if the Issuer notifies TD that an event is reasonably likely to occur that will result in TD owning Common Stock in excess of the Voting Limitation Percentage, then, upon the occurrence of and concurrently with such event, TD and the Issuer will effect an exchange of each share of Common Stock owned by TD in excess of the Voting Limitation Percentage, after giving effect to that event. If TD holds Common Shares in excess of 14.9% of the issued and outstanding Common Shares at such time (the “Common Ownership Limitation”), then TD will, as soon as practicable (but, in any event, within twelve months), sell or dispose of Common Stock in excess of the Common Ownership Limitation.

Standstill Restrictions

TD is also subject to standstill restrictions set forth in the Stockholder Agreement (including effecting or proposing to effect any acquisition of securities in excess of the Common Ownership Limitation or any tender or exchange offer, merger or other business combination involving the Issuer) which fall away upon the earlier of (i) a change of control of the Issuer or (ii) the later of (a) TD ceasing to hold at least 5% of the Common Stock or (b) two years after the Effective Date.

Board Designation Rights

TD shall initially have the right to designate two directors (each a “TD Director”) to be nominated for election to the Issuer’s Board, and the total number of directors that TD is entitled to so designate shall be subsequently adjusted from time to time pursuant to the Stockholder Agreement.

•

If TD’s Common Ownership Percentage (as defined in the Stockholder Agreement) decreases from one Ownership Level to another (as described below) as a result of transfers of Company Securities by TD or any of its affiliates, then the number of TD Directors shall be reduced, to the total number set forth opposite the Ownership Level which represents TD’s Common Ownership Percentage as a result of such transfer.

•

If TD’s Common Ownership Percentage decreases from one Ownership Level to another as a result of share issuances by the Company or other actions or events other than transfers of Company Securities by TD or any of its affiliates, and TD’s Common Ownership Percentage remains, for at least six (6) months, at an Ownership Level such that the number of TD Directors then serving on the Board exceeds the number of TD Directors set forth opposite the Ownership Level which represents TD’s Common Ownership Percentage at the end of such six (6)-month period, then the number of TD Directors shall be reduced to the total number set forth opposite the Ownership Level which represents TD’s Common Ownership Percentage at the end of such six (6)-month period.

•	If, at any time following the closing of the Merger, a Triggering Event (as defined in the Stockholder Agreement) occurs, then the number of TD Directors shall be reduced to zero.

Any reduction in the number of TD Directors set forth above will be accomplished by the resignation or removal of one or more of the TD Directors (as designated by TD in the case that the number of TD Directors is reduced to one). Such resignation or removal shall be effective (A) in the case of a reduction from two TD Directors to one TD Director pursuant to the first and second bullet above, as of immediately prior to the next annual meeting of stockholders of the Issuer or (B) in the case of a reduction pursuant to the last bullet above or a reduction to no TD Directors, immediately upon occurrence of the relevant event.

For purposes of the Stockholder Agreement, the “Ownership Levels” are as follows:

TD’s Common Ownership Percentage	Total Number of TD Directors
Greater than or equal to 10%	2
Greater than or equal to 5% and less than 10%	1
Less than 5%	0

For so long as TD is entitled to designate two TD Directors, (A) a TD Director will be a member of the Compensation Committee of the Board, (B) the other TD Director will be a member of another standing committee of the Board, as determined by the Nomination and Corporate Governance Committee and (C) a TD Director will be the chair or vice-chair of the Compensation Committee or such other standing committee as determined by the Nomination and Corporate Governance Committee. For so long as TD is entitled to designate only one TD Director, such TD Director will be a member of the Compensation Committee of the Board.

Voting Agreements

With respect to any matter submitted to the holders of Common Stock for a vote or for consent (other than to the extent relating to the election or appointment of a TD Director), TD will (a) in the case of any vote, cause all shares of Common Stock that it beneficially owns (and which are entitled to vote on such matter) to be counted as present for purposes of calculating a quorum and (b) vote, or cause to be voted, or execute written consents with respect to, all shares of Common Stock that it beneficially owns (and which are entitled to vote on such matter) at its election either (i) in accordance with the recommendation of the Board or (ii) in the same proportions as the votes cast on such matter in respect of all shares of Common Stock not beneficially owned by TD; provided that TD shall only be required to vote, or cause to be voted, or execute written consents, to the extent such matter is not inconsistent with any provision of the Stockholder Agreement.

The foregoing description of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholder Agreement, which is incorporated by reference as Exhibit B to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

Concurrently with the execution and delivery of the Merger Agreement, TD entered into a registration rights agreement (the “Registration Rights Agreement”) that provides TD and certain of the other holders of the Common Stock (the “Holders”), customary “demand” and “piggyback” registration rights. The Registration Rights Agreement also provides that Issuer indemnify the Holders against certain liabilities which may arise under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit C to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement

2	Stockholder Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Issuer on November 29, 2019).

3	Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to Form 8-K filed by Issuer on November 29, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2020

THE TORONTO-DOMINION BANK

By:	/s/ Barbara Hooper
Name:	Barbara Hooper
Title:	Executive Vice President

TD GROUP US HOLDINGS LLC

By:	/s/ Kelvin Tran
Name:	Kelvin Tran
Title:	Executive Vice President and Chief Financial Officer

TD LUXEMBOURG INTERNATIONAL HOLDINGS SARL

By:	/s/ Scott Ferguson
Name:	Scott Ferguson
Title:	Authorized Signatory

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE TD ENTITIES

Name	Present Principal Occupation or Employment and Address
THE TORONTO-DOMINION BANK

DIRECTORS

Amy W. Brinkley (U.S. Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

Brian C. Ferguson (Canadian Citizen)	Corporate Director and former President & Chief Executive Officer Cenovus Energy Inc. 600 Princeton Way SW #505 Calgary, Alberta T2P 5N4

Colleen A. Goggins (U.S. Citizen)	Corporate Director and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Jean-René Halde (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, Business Development Bank 2813 rue des Outardes Saint-Laurent, Quebec H4R 0H5

David E. Kepler (U.S. Citizen)	Corporate Director and retired Executive Vice President, The Dow Chemical Company 912 Turtle Cove Sanford, Michigan 48657

Brian M. Levitt (Canadian Citizen)	Chair of the Board The Toronto-Dominion Bank and former non-executive Vice Chair, Osler, Hoskin & Harcourt LLP P.O. Box 1 TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Alan N. MacGibbon (Canadian Citizen)	Corporate Director and retired Managing Partner and Chief Executive of Deloitte LLP (Canada) 15 Birkbank Drive Oakville, Ontario L6J 4Z1

Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Bharat B. Masrani (Canadian and Great Britain Citizen)	Group President and Chief Executive Officer, The Toronto-Dominion Bank P. O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Irene R. Miller (U.S. and Canadian Citizen)	Chief Executive Officer Akim, Inc. 186 Riverside Drive, #10E New York, NY 10024

Nadir H. Mohamed (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Rogers Communications Inc. Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Claude Mongeau (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Canadian National Railway Company 195 Maplewood Ave. Outremont, Quebec H2V 2M6

S. Jane Rowe (Canadian Citizen)	Executive Managing Director, Equities Ontario Teachers’ Pension Plan 5650 Yonge Street M2M 4H5

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	Group Head and Chief Financial Officer, TD Bank Group

Ajai Kumar Bambawale (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group

Gregory Bryan Braca (U.S. Citizen)	Group Head, U.S. Retail, TD Bank Group and President and CEO, TD Bank, America’s Most Convenient Bank®

Norie Clare Campbell (Canadian Citizen)	Group Head & General Counsel, TD Bank Group

Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head, Canadian Personal Banking, TD Bank Group

Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer & President, TD Securities

Paul Campbell Douglas (Canadian Citizen)	Group Head, Canadian Business Banking, TD Bank Group

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, TD Bank Group

Michael Rhodes (U.S. Citizen)	Group Head, Innovation, Technology and Shared Services, TD Bank Group

Leovigildo Salom (U.S. Citizen)	Group Head, Wealth Management and TD Insurance, TD Bank Group

TD LUXEMBOURG INTERNATIONAL HOLDINGS SARL

DIRECTORS

Peter Walker (Canadian and British Citizen)	Board Manager TD Luxembourg International Holdings SARL 8-10 avenue de la Gare L-1610 Luxembourg

Scott Ferguson (Canadian Citizen)	Board Manager TD Luxembourg International Holdings SARL 8-10 avenue de la Gare L-1610 Luxembourg

SCHEDULE II

60 Day Trading History

Date	Number of Shares Purchased/Sold	Average Price Per Share ($)
7/29/2020	-468	34.08
7/29/2020	-200	34.08
7/30/2020	-125	33.385
7/31/2020	-27	32.86
7/31/2020	300	33.15
7/31/2020	2,496	33.15
8/4/2020	-105	33.7745
8/4/2020	-115	33.7745
8/4/2020	300	33.95
8/4/2020	780	33.95
8/5/2020	-1095	34.15
8/5/2020	-300	34.20
8/6/2020	800	33.14
8/6/2020	300	33.14
8/6/2020	-300	33.14
8/6/2020	800	33.14
8/6/2020	300	33.14
8/6/2020	-300	33.14
8/7/2020	-10,120	34.04
8/10/2020	23,120	33.8
8/10/2020	23,120	33.80
8/11/2020	1,100	34.96
8/11/2020	78	34.96
8/11/2020	-78	34.96
8/11/2020	260	34.95
8/11/2020	260	34.95
8/11/2020	1,100	34.96
8/11/2020	78	34.96
8/12/2020	-200	34.84
8/12/2020	19	34.83
8/12/2020	19	34.83
8/12/2020	-200	34.84
8/13/2020	900	34.61
8/13/2020	-800	34.61
8/13/2020	900	34.61
8/13/2020	-800	34.61
8/17/2020	20	34.62
8/18/2020	3,500	34.95
8/18/2020	-4,700	34.95
8/18/2020	3,500	34.95

8/18/2020	-4,700	34.95
8/20/2020	-300	34.55
8/20/2020	-300	34.55
8/21/2020	-165	34.5038
8/21/2020	-380	34.5038
8/21/2020	-165	34.5038
8/21/2020	-380	34.5038
8/24/2020	800	35.12
8/24/2020	-1,000	35.12
8/24/2020	20	35.12
8/24/2020	-40	35.128
8/24/2020	-215	35.128
8/24/2020	-40	35.128
8/24/2020	-215	35.128
8/24/2020	800	35.12
8/24/2020	-1,000	35.12
8/25/2020	600	35.55
8/25/2020	600	35.55
8/26/2020	78	35.42
8/26/2020	-1,800	35.42
8/26/2020	27	35.42
8/26/2020	78	35.42
8/26/2020	-1,800	35.42
8/27/2020	78	36.08
8/27/2020	-31	36.08
8/27/2020	-78	36.08
8/27/2020	20	36.08
8/27/2020	78	36.08
8/28/2020	4,680	36.28
8/28/2020	4,992	36.28
8/28/2020	-120	36.01
8/28/2020	-155	36.34
8/28/2020	-155	36.34
8/28/2020	4,680	36.28
8/28/2020	4,992	36.28
8/31/2020	300	35.53
8/31/2020	100	35.53
8/31/2020	5,400	35.53
8/31/2020	156	35.53
8/31/2020	-5,628	35.53
8/31/2020	-156	35.53
8/31/2020	168	35.53
8/31/2020	300	35.53
8/31/2020	100	35.53
8/31/2020	5,400	35.53

8/31/2020	156	35.53
9/1/2020	300	35.8
9/1/2020	78	35.8
9/1/2020	-78	35.8
9/1/2020	31	35.8
9/1/2020	-120	35.5741
9/1/2020	-120	35.5741
9/1/2020	300	35.80
9/1/2020	78	35.80
9/2/2020	-74	35.97
9/2/2020	20	35.97
9/2/2020	-40	35.89
9/2/2020	-40	35.89
9/3/2020	-200	35.39
9/3/2020	-4,270	35.39
9/3/2020	-200	35.39
9/4/2020	-6,928	36.2
9/8/2020	800	34.66
9/8/2020	300	34.66
9/8/2020	78	34.66
9/8/2020	-78	34.66
9/8/2020	47	34.66
9/8/2020	800	34.66
9/8/2020	300	34.66
9/8/2020	78	34.66
9/9/2020	500	35.03
9/9/2020	-200	35.03
9/9/2020	500	35.03
9/9/2020	-200	35.03
9/10/2020	20	34.66
9/11/2020	-45	35.1149
9/11/2020	-365	35.1149
9/11/2020	-45	35.1149
9/11/2020	-365	35.1149
9/14/2020	-78	35.73
9/14/2020	-400	35.73
9/14/2020	78	35.73
9/14/2020	-78	35.73
9/14/2020	-400	35.73
9/15/2020	500	34.75
9/15/2020	20	34.75
9/15/2020	-50	34.7645
9/15/2020	-60	34.7645
9/15/2020	-50	34.7645
9/15/2020	-60	34.7645

9/15/2020	500	34.75
9/16/2020	31	35.73
9/17/2020	78	35.81
9/17/2020	-100	35.81
9/17/2020	-78	35.81
9/17/2020	141	35.81
9/17/2020	20	35.81
9/17/2020	78	35.81
9/17/2020	-100	35.81
9/18/2020	200	36.03
9/18/2020	1,600	36.03
9/18/2020	700	36.03
9/18/2020	31,515	35.61
9/18/2020	18,862	36.03
9/18/2020	-266	36.03
9/18/2020	23	36.03
9/18/2020	200	36.03
9/18/2020	1,600	36.03
9/18/2020	700	36.03
9/21/2020	227,505	35.24
9/21/2020	-30	34.87
9/21/2020	-30	34.8842
9/21/2020	-90	34.8842
9/21/2020	-30	34.8842
9/21/2020	-90	34.8842
9/22/2020	292,661	34.97
9/23/2020	2,554	34.78
9/23/2020	400	34.78
9/23/2020	-700	34.78
9/23/2020	-58	34.86
9/23/2020	-58	34.86
9/23/2020	400	34.78
9/23/2020	-700	34.78
9/24/2020	-105	34.5834
9/24/2020	-105	34.5834
9/25/2020	-15	37.82
9/28/2020	900	36.2
9/28/2020	300	36.2
9/28/2020	-600	36.2
9/28/2020	900	36.20
9/28/2020	300	36.20
9/28/2020	-600	36.20
9/29/2020	-200	35.78
9/30/2020	-600	36.23
9/30/2020	-300	36.23

9/30/2020	-100	36.23
9/30/2020	2,649	36.23
9/30/2020	1,524	36.23
10/1/2020	500	37.73
10/5/2020	32,071	36.94
10/5/2020	85,406	36.94

The above trades were effected in the open market by TD directly or indirectly by TD through subsidiaries in connection with TD’s banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts.